Item 1.		Security and Issuer.

		Common Stock

		F.F.O. Financial Group, Inc.
		2200 Live Oak Boulevard
		St. Cloud, Florida  34771-8462

Item 2.		Identity and Background

a.		William Robb Hough

b.		One Beach Drive S.E., #1002
St. Petersburg, Florida  33701

c.		Chairman:	William R. Hough & Co.
100 Second Avenue South, Suite 800
St. Petersburg, Florida  33701

President:	WRH Mortgage, Inc.
100 Second Avenue South, Suite 904
St. Petersburg, Florida  33701

Director:	WRH Properties, Inc.
		100 Second Avenue South, Suite 904
		St. Petersburg, Florida  33701

Director:	Republic Bancshares
111 Second Avenue N.E.
St. Petersburg, Florida  33701

Director:	F.F.O. Financial Group
2200 Live Oak Blvd.
St. Cloud, Florida  34771

d.	None

e.	None

f.	U.S. Citizen

Item 3.		Source and Amount of Funds or Other Consideration

	Not Applicable




Item 4.		Purpose of Transaction

a.		Mr. Hough gifted 5,925 shares of Common Stock to each of ten relatives, none of which he retains voting power or investment control over.

b.		No extraordinary corporate transactions other than previously set forth in Amendment 5 to this form are contemplated at this time.

c.		No sale or transfer of any material amount of assets of the Issuer or any subsidiary is contemplated other than the continued liquidation of non-performing assets.

d.		No change in the Board of Directors or management is contemplated at this time.

e.		No material change is contemplated in the present capitalization.  No dividends are contemplated in the near future.

f.		No other material change in the Issuer's business or corporate structure is contemplated.

g.		No changes in Issuer's charter, bylaws or instrument corresponding thereto or other actions are contemplated which may impede the acquisition of control of the Issuer by any person.

h.		None.

i.		None.

j.		None.

Item 5.		Interest in Securities of the Issuer

a.		William R. Hough, individually, owns 5,353,700 shares which equals 63.51%
of the Issuer's 8,430,000 outstanding shares.

b.		William R. Hough holds the sole power to vote his 5,353,700 share holdings.

c.		No other transactions than that described in this filing were made by
William R. Hough since the date of the last filing of an amendment to this
Schedule 13D.

d.		No other person than William R. Hough has the rights to receive dividends or proceeds with respect to these shares.

e.		N/A






Item 6.		Contracts, Arrangements, Understandings or Relationships With Respect
to Securities of the Issuer.

As previously reported, William R. Hough has entered into the following stock option agreement:

a.		Stock Option Agreement dated December 2, 1994, with Alfred T. May for the purchase of 17,500 shares at $2.25 per share or $39,375.00 in the aggregate,
8,750 shares of which or $19,687.50 were executed on December 16, 1996.

b.		Stock Option Agreement dated December 2, 1994 with William Robb Hough, Jr.
for the purchase of 50,000 shares at $2.25 per share or $112,500.00 in the aggregate, 25,000 shares of which or $56,250.00 were exercised on December 16,
1996.

c.		Stock Option Agreement dated December 2, 1994 with Helen Hough Feinberg for the purchase of 50,000 shares at $2.25 per share or $112,500.00 in the aggregate, 25,000 shares of which or $56,250.00 were exercised on December 16,
1996.

d.		Stock Option Agreement dated December 2, 1994 with Susan L. Hough for the purchase of 50,000 shares at $2.25 per share or $112,500 in the aggregate,
25,000 shares of which or $56,250.00 were exercised on December 16, 1996.

Item 7.		Material to be Filed as Exhibits.

None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 28, 1997               William R. Hough
___________________________				________________________________
	Date							                  	Signature